UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Notice Calling to an Ordinary and Extraordinary Shareholders’ Meeting to be held on April 27, 2021

Autonomous City of Buenos Aires, March 17, 2021

Messrs

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: RELEVANT INFORMATION – Notice Calling to an Ordinary and Extraordinary Shareholders’ Meeting to be held on April 27, 2021

To whom it may concern:

Please be informed that on the date hereof the Board of Directors of Grupo Supervielle S.A. resolved to summon an Ordinary and Extraordinary Shareholders’ Meeting to be held in a virtual manner via “Teams” on April 27 at 12.00 pm on first summons, in order to consider the following

AGENDA:

1.	Appointment of two shareholders to sign the Minutes of the Shareholders’ Meeting.

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2020.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2020.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2020.

5.	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2020.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2020.

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number fixed by the Shareholders’ Meeting is completed.

8.	Appointment of members of the Supervisory Committee.

9.	Allocation of the results of the fiscal year ended December 31, 2020. Ratification of the exercise of the option to absorb the accumulated negative results generated as a consequence of the inflation adjustment by application of IAS 29 in accordance with General Resolution No. 777/2018 of the Argentine Securities Commission. Consideration of: (i) the creation of Voluntary Reserves under the terms of section 70 of the General Companies Law for the future distribution of dividends and/or for future investments; and / or (ii) the distribution of cash dividends, as determined by the Shareholders’ Meeting.

10.	Consideration of the total or partial release of the Voluntary Reserve created for the future distribution of dividends and / or delegation of powers to the Board of Directors to release totally or partially such Voluntary Reserve and to determine the opportunity, currency, term and other terms and conditions of the payment of dividends according to the scope of the delegation granted by the Shareholders’ Meeting.

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2020.

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2021 and determination of their remuneration.

13.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services.

14.	Consideration of the creation of a Global Program for the Issuance of Simple, Short, Medium and/or Long-Term Negotiable Obligations, not convertible into shares, subordinated or not, with or without guarantee, to be issued in one or more classes and / or series for up to a maximum amount in circulation at any time during the term of the Program of US$ 50,000,000 or its equivalent in other currencies and / or units of value or measure (the “Program”).

15.	Consideration of the authorization request for (a) the creation of the Program and the public offering of the classes and / or series to be timely issued under the Program before the Argentine Securities Commission (the “CNV”); and (b) the listing and / or negotiation of the negotiable obligations issued under the Program before Bolsas y Mercados Argentinos S.A. (“BYMA”) through the Buenos Aires Stock Exchange (“BCBA”) and / or Mercado Abierto Electrónico S.A. (“MAE”).

16.	Delegation of powers to the Board of Directors (with powers to subdelegate to one or more of its members or to one or more officers of the Company) to (i) determine the definitive terms and conditions of the Program and of the classes and / or series of negotiable obligations to be issued thereunder; and (ii) carry out all necessary procedures before the CNV and / or any other securities market in the country and / or abroad and before any relevant controlling authority or agency in Argentina and / or abroad (including, without limitation, Caja de Valores S.A., among others) to obtain the authorization for the creation of the Program, the issuance and public offering of the negotiable obligations to be issued thereunder and the listing and / or negotiation of said negotiable obligations in the securities markets as determined by the Board of Directors.

17.	Amendment to the bylaws. Amendment and replacement of Section Six Subsection c) and Section Eleventh, and incorporation of Section Fourteen bis.

18.	Authorizations.

For the consideration of items 9, 10, 14, 15, 16 and 17 of the Agenda, the Shareholders Meeting will be held as Extraordinary, while for the rest of the items of the Agenda it will be held as Ordinary.

It is hereby stated that during the fiscal year under consideration, no circumstance of those listed in the two paragraphs of section 71 of Law No. 26,831 has occurred.

It is also hereby stated that the Shareholders’ Meeting will be held in a virtual manner given that the free movement of people in general is limited or restricted as a consequence of the state of sanitary emergency by virtue of Decree No. 297/2020 and other regulations issued by the Argentine Executive Power and of General Resolution No. 830/2020 of the Argentine Securities Commission. In this regard, it is remarked that the “Teams” platform allows: (i) the free access for all participants to the AGM; (ii) the possibility of participating with voice and vote through the simultaneous transmission of sound, images and words during the course of the AGM; and (iii) the recording of the AGM with its relevant backup in digital format. One business day prior to the holding of the AGM, the registered shareholders will be sent a link to the tool “Teams” and the respective access code to partake at the AGM, as well as the instructions for the use of the tool and the guidelines to facilitate the participation and casting of votes of the shareholders during the virtual session. The AGM will begin at the notified time and no participants will be admitted after the commencement of the meeting. Prior to the opening of the AGM, each of the participants must prove their identity and indicate the place where they are. During the course of the AGM, shareholders may participate with voice and cast their votes verbally. The members of the Supervisory Committee that partake at the AGM will verify the compliance with the above-mentioned items, as well as the fulfillment with all precautions provided for in General Resolution 830/2020 of the National Securities Commission.

Note 1: In order to partake at the AGM, the shareholders must communicate their attendance and send via email to AsuntosSocietarios@supervielle.com.ar until April 21, 2021 at 6:00 p.m., the “Shareholding Certificates to attend Shareholders Meetings” issued by Caja de Valores S.A., this being the only valid means for registration.

Note 2: As per the Rules of the Argentine Securities Commission, upon registration to attend the AGM, the shareholders must report the following information: name and surname or full company name; type and number of identity document if a human person or complete registration details if a legal entity with express indication of its registration details and jurisdiction as well as the relevant address. Same data shall be requested to the representatives of the registered shareholders.

Note 3: The documentation to be considered by the AGM is available to the shareholders upon request to AsuntosSocietarios@supervielle.com.ar.

Grupo Supervielle S.A. Alternate Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 18, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer